EXHIBIT 12.2

PUBLIC SERVICE COMPANY OF OKLAHOMA (CONSOLIDATED)
RATIO OF EARNINGS TO FIXED CHARGES
FOR THE TWELVE MONTHS ENDED JUNE 30, 2000
(Thousands Except Ratio)
(Unaudited)



Operating Income	                      $99,873

Adjustments
   Income taxes	                                2,180
   Provision for deferred income taxes	       30,334
   Deferred investment tax credits	       (1,791)
   Other income and deductions	                2,052
   Allowance for borrowed and equity funds
        used during construction	        2,427

          Earnings	                     $134,075


Fixed Charges:
   Interest on long-term debt	              $26,197
   Interest on short-term debt and other       10,159
   Distributions on Trust Preferred Securities  6,000

          Fixed Charges			      $42,356


Ratio of Earnings to Fixed Charges		3.16